FOR IMMEDIATE RELEASE

Points Names Michael D’Amico Chief Financial Officer

Served as Interim CFO Since November 2015; Investor Relations Activities Updated

TORONTO, March 31, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, is pleased to announce it has appointed Michael D’Amico as Chief Financial Officer. Michael had be acting as interim CFO since November 2015.

"After an extensive search we are excited that Michael will be staying on as CFO of Points,” said Rob MacLean, CEO. “His combination of experience in public companies and financial operations has been a real asset to us from the start and we are looking forward to leveraging Michael’s skills as we continue to grow aggressively and expand our business globally.”

Michael is a former Audit and Computer Audit Partner at KPMG and served as CFO of several public and private organizations in various sectors covering technology, distribution, manufacturing and resources. In addition, he helped to grow and run a successful resource focused investor relations company, including capital fundraising and corporate communications. Michael brings a breadth and depth of experience to his role at Points.

In conjunction with this appointment, the Company is also announcing changes to its investor relations strategy. Christopher Barnard, President will be assuming increased IR responsibilities. “Since co-Founding the business with him, Christopher and I have worked in tandem to build Points to where we are today and I believe Christopher will be a compelling voice for us in the investment community as we enter into a new phase of our Platform strategy. Additionally, I’m looking forward to spending more focused time on product and business development,” commented MacLean.

Points is also pleased to announce that it has appointed a new Investor Relations firm, ICR. A leading strategic communications and advisory firm, ICR’s Technology practice has a specific focus on both Software and Internet & Ecommerce and, as a firm, has more than 150 cumulative years of senior level experience covering the technology sector on both the sell-side and buy-side.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points have been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About ICR

Established in 1998, ICR partners with companies to optimize transactions and execute strategic communications programs that achieve business goals, build credibility and enhance long-term enterprise value. The firm’s highly differentiated service model, which pairs capital markets veterans with senior communications professionals, brings deep sector knowledge and relationships to more than 500 clients in approximately 20 industries. Today, ICR is one of the largest and most experienced independent communications and advisory firms in North America maintaining offices in New York, Norwalk, Los Angeles, Boston, San Francisco and Beijing.

Learn more at www.icrinc.com. Follow us on Twitter at @ICRPR.

CONTACT:

Points Investor Relations:	Points Media Relations:
ICR	Walker Sands Communications
Garo Toomajanian	Meghan Spork
Garo.Toomajanian@icrinc.com	Meghan.spork@walkersands.com
617-956-6728	312-241-1474